July 28, 2025

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

       Re: Aigo Holding Ltd
           Amendment No. 8 to Draft Registration Statement on Form F-1 Submitted July 15, 2025
           CIK No. 0002025255
Dear Fufei Lin:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 8 to Draft Registration Statement on Form F-1 submitted July 15, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 63

1. Please tell us what consideration was given to including discussion of the underlying reasons for the increase to your accounts payable balance. Refer to Item 5.B and D of
       Form 20-F.
 July 28, 2025
Page 2
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Segment Reporting, page F-18

2. Please revise to disclose your measure of segment profit or loss pursuant to ASC 280-
       10-50-22. Also disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29(f). Refer to ASC 280-10-55-
       54(b) and (c) for guidance.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Yu Wang